Castle Hill Capital Partners, Inc.

**STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM
PURSUANT TO SEA RULE 17A-5
AND CFTC REGULATION 1.17**

Year Ended December 31, 2020

The report is filed in accordance with
Rule 17a-5(e)(3)under the
Securiteis Exchange Act of 1934
as a PUBLIC DOCUMENT

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50550

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CASTLE HILL CAPITAL PARTNERS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

213 EAST 45TH STREET SUITE 1301
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER JEFFRIES LLP
(Name – *if individual, state last, first, middle name*)

4601 DTC BOULEVARD SUITE 700	DENVER	CO	80237
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GEOFFREY L WEBSTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CASTLE HILL CAPITAL PARTNERS INC, as of DECEMBER 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

State of New York
County of Suffolk

SABEEN HASSAN
Notary Public - State of New York
NO. 01HA6323547
Qualified in Suffolk County
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Signature 3/24/21

CHIEF FINANCIAL OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Castle Hill Capital Partners, Inc.

Contents
Year Ended December 31, 2020

Financial Statements



SPICER JEFFRIES LLP

Certified Public Accountants

4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Castle Hill Capital Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Castle Hill Capital Partners, Inc. (the "Company") as of December 31, 2020, and the related notes to the statement of financial condition. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Spicer Jeffries LLP

We have served as the Company's auditors since 2017.

Denver, Colorado
March 10, 2021



Castle Hill Capital Partners, Inc.

Statement of Financial Condition
December 31, 2020

ASSETS

Cash	$	149,447
Accounts Receivable		1,685,556
Security Deposit		18,761
TOTAL ASSETS	**$**	**1,853,764**

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts Payable and Concessions Payable	$	1,394,567
Accrued Expenses	$	100,717
TOTAL LIABILITIES	**$**	**1,495,284**
SHAREHOLDERS' EQUITY	**$**	**358,480**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$**	**1,853,764**

The accompanying notes are an integral
part of these financial statements

1. Organization and Nature of Business

Castle Hill Capital Partners, Inc. ("the Company") is a securities broker-dealer registered with the Securities and Exchange commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"), incorporated on September 5, 1997 in the state of New York. The Company is also registered with the Commodity Futures Trading Commission ("CFTC") and a member of the National Futures Association ("NFA"). The Company acts as a broker-dealer and does not claim an exemption from SEA Rule 15c3-3, in reliance of footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company represents that it does not and will not (i) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) does not and will not carry accounts of or for customers and (iii) does not and will not carry PAB accounts. The Company's securities transactions consist primarily of introducing customer accounts to other broker dealers. The Company is compensated for these introductions based on net revenues generated, via a commission sharing agreement. The Company engages in Third Party Marketing and Private Placements of securities issued by its private company clients for a fee to accredited investors and institutions.

2. Significant Accounting Policies

Basis of Accounting - The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Cash - The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. The Company believes it is not exposed to any significant risk on cash.

Income taxes – The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Service code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholders are liable for individual federal income taxes on their share of the Company's income, deductions, losses and credits.

Revenue Recognition - Revenue is recognized when earned, while expenses and losses are recognized when incurred.

Accounts Receivable - The Company carries its accounts receivable at cost less an allowance for doubtful accounts, if any. On a periodic basis the Company evaluates accounts receivable and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off as uncollectible on a case by case basis.

Marketing Fees Receivable - Based on terms of various contracts and the estimated collections, the projected receivables as of 2020 year-end to be collected over the next two years are as follows: 2021 - $1,032,442; 2022 - $448,722; 2023 - $176,722, and thereafter $27,670.

Uncertain tax positions - The Company has adopted the provisions of Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position"). Uncertain Tax Position prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The Company has evaluated its tax position for the year ended December 31, 2020, and does not expect any material adjustments to be made. The tax years 2020, 2019, 2018, and 2017, remain open to examination by the major taxing jurisdictions to which the entity is subject.

Use of estimates - The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1). At December 31, 2020 the Company had net capital of $78,831 which was $27,181 in excess of its required net capital of $51,650. The Company's ratio of aggregate indebtedness to net capital was 921%. The Comany reported a material inadequacy of books and records with resect to revenue recognition in the proper period. The company filed the necessary communications with FINRA within 24 hours of notification.

4. Indemnifications

In the normal course of its business, the entity indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the entity. The maximum potential amount of future payments that the entity could be required to make under these indemnifications cannot exceed the commissions receivable from the service provider. As such, the entity believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications

5.   Operating Leases

The Company maintains 2 office locations secured by short term leases. It's location at 216 East 45th St., Suite 1301, New York, NY 10017 was executed on November 1, 2019 and was for a one year term. This lease currently is month to month at a price of $4500/mo , or $54,000/yr. The Company's Florida Branch Office is located at 319 Clematis St., Suite 213, West Palm Beach, FL 33401, and has renewed its lease, originally executed on January 1, 2019, for a twelve month term with an option to cancel after six months. Its lease payment will $715 for the first six months, and $740 for the final term if elected, plus applicable taxes and fees. Total rent expense in 2020 was $71,907 and is anticipated to be $62,730 for the 2021 calendar year.

6. 401(k) and Profit Plan

The Company currently has a 401(k) & Profit Sharing Plan. The Company is considering a Profit Sharing allocation for the year 2020, and has accrued $75,000 as a of December 31, 2020. 401(k) contributions are made on an individual basis, and new employees are eligible to join the plan after six (6) months of service.

7. Contigencies

In August of 2019, Brian stutman, a founding partner of Castle Hill Capital passed away. Subsequent to year-end Mr. Stutmans estae contacted the Company to discuss additional compensation in connection with Mr. Stutmans ownership in the Company. The Company has obtained legal counsel, and as of March 10. 2021 is still involved in negotiations with Mr. Stutmans estate.

7. Subsequent Events

As of March 10, 2021 the Company has conducted a subsequent review of its financial operations and has found no subseqent events.